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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2004

                        Commission File Number 333-101591

                          GERDAU AMERISTEEL CORPORATION

                              5100 W. Lemon Street
                                   Suite 3100
                                 Tampa, Florida
                                      33609

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether by furnishing the information contained in this
     Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

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                                  EXHIBIT LIST

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
Exhibit                                    Description
-------                                    -----------
99.1             Asset Purchase and Sale Agreement dated as of September 9, 2004 among North Star Steel Company, North Star Recycling Company,
                 North Star Steel Texas, Inc., North Star Steel Kentucky, Inc.
                 and Gerdau Ameristeel US Inc.

99.2 Asset Purchase and Sale Agreement dated as of September 9, 2004 between Cargill, Incorporated and Gerdau Ameristeel US Inc.

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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2004

                                          GERDAU AMERISTEEL CORPORATION

                                          By:  /s/ Tom J. Landa
                                              ---------------------------------
                                          Name:  Tom J. Landa
                                          Title: Vice-President, Finance, Chief
                                                 Financial Officer and Secretary